UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION

ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Financial Statements and Exhibits

(a)	Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the “Plan”) became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2005 and 2004.

(b)	Exhibits

Exhibit 23      Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ GARY L. PERLIN
Name:	Gary L. Perlin
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 28, 2006

Capital One Financial Corporation

Associate Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2005 and 2004

with Report of Independent Registered Public Accounting Firm

Capital One Financial Corporation Associate Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the accompanying statement of net assets available for benefits as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 have been restated to properly reflect employer contributions receivables.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

McLean, VA

June 23, 2006

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
		(Restated)
Assets
Investments, at fair value:
Units of Capital One Pooled Company Stock Fund	$165,249,779	$169,590,680
Units of American Express Trust Money Market Fund II	—	80,284,719
Shares of registered investment companies	604,354,894	441,767,394
Participant notes receivable	19,199,663	21,320,252

Total investments	788,804,336	712,963,045

Receivables:
Employer’s contributions	20,688,844	22,875,271
Participants’ contributions	1,384,006	1,466,151
Accrued income	—	116,482

Total receivables	22,072,850	24,457,904
Cash and cash equivalents	—	4,922

Total assets	810,877,186	737,425,871

Liabilities
Administrative expense payable	67,485	49,200

Net assets available for benefits	$810,809,701	$737,376,671

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
		(Restated)
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of:
Units of Capital One Pooled Company Stock Fund	$5,676,483	$51,875,394
Units of American Express Trust Money Market Fund II	—	1
Registered Investment companies	24,649,498	36,277,411
Interest	856,602	848,384
Dividends	13,034,392	5,433,474

	44,216,975	94,434,664

Contributions:
Employer’s	58,828,365	65,354,264
Participants’	55,081,442	57,002,280

	113,909,807	122,356,544

Total additions	158,126,782	216,791,208

Deductions from net assets attributed to:
Benefits paid to participants	84,546,365	56,901,916
Administrative expenses	147,387	122,510

Total deductions	84,693,752	57,024,426

Net increase	73,433,030	159,766,782

Net assets available for benefits:
Beginning of year (Restated)	737,376,671	577,609,889

End of year	$810,809,701	$737,376,671

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Corporation”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible associates. Ameriprise Trust Company, formerly American Express Trust Company, (the “Trustee”) serves as the administrator and trustee for the Plan and its assets.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 15% of eligible pre-tax compensation and/or 1% to 9% of eligible after-tax compensation. Total pre-tax and after-tax contributions cannot exceed 15% of eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Corporation contributes 50% of the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Corporation also contributes a 3% safe harbor contribution on eligible compensation, regardless of participation in the Plan. At the option of the Corporation’s Board of Directors, the Corporation contributes additional amounts equal to 3% of the participants’ eligible base salary compensation for those participants actively employed with the Company as of December 31 and having made pre-tax contributions to the Plan at any time during the Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Corporation’s contributions and Plan earnings. Allocations of employer contributions are based on participant contributions or compensation and allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service. Non-matching contributions from the Corporation vest immediately.

Forfeited Accounts

As of December 31, 2005 and 2004 forfeited nonvested accounts totaled $141,363 and $944,168 respectively. Excess forfeitures, if any, after payment of administrative expenses are used to reduce the Corporation’s future contributions. During 2005 and 2004, $973,697 and $1,340,244 of excess forfeitures were used to reduce the Corporation’s contributions and administrative fees, respectively.

Investment Options

Upon enrollment in the Plan, participants direct the investments of their and the Corporation’s contributions into any of the Ten investment options described below. Participants may change their investment options at any time. Investment options are described below.

Capital One Pooled Company Stock - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

STI Classic Small Cap – Monies are primarily invested in the common stock of small-sized U.S. companies.

AIM Constellation Fund - Monies are primarily invested in the common stock of large-sized companies that are likely to benefit from new or innovative products.

Hotchkis and Wiley Large Cap Value Fund - Monies are primarily invested in the common stock of large-sized U.S. companies.

RiverSource Trust Equity Index Fund I - Monies are primarily invested in the common stocks of the S&P 500 Index companies.

Harbor Small Cap Value Fund - Monies are primarily invested in the common and preferred stocks of the Russell 2000 Index.

Templeton Foreign Fund - Monies are primarily invested in the common stock of companies outside the U.S.

Dodge & Cox Balanced Fund - Monies are invested in a diversified portfolio of common stocks, preferred stocks and fixed income securities.

PIMCO Total Return Fund – Monies are invested in fixed income securities.

INVESCO Stable Value Fund – Monies are invested in investment contracts issued by insurance companies and banks.

Cash and Cash Equivalents

Cash and cash equivalents represent contributions received from plan participants not yet invested in participant-designated investment funds by the Trustee. Cash balances are the result of timing differences between contribution date and trade date.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees and administrative expenses of the Plan are paid by the Corporation.

Note 2—Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition

The Plan’s investments are stated at fair value. Units in the Capital One Pooled Company Stock are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are primarily valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. The Plan’s investment in Invesco Stable Value Fund, a common/collective trust, has underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, as well as cash equivalents, and is valued at fair value as determined by Invesco. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on a first-in, first-out basis.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Restatement of 2004 Financial Statements

In connection with the issuance of the 2005 financial statements the statement of nets assets available for benefits as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 were restated to reflect the accrual of certain employer performance contributions that were paid in March 2005 and March 2004, but related to the 2004 and 2003 plan years, respectively. The table below depicts the impact of the restatement of the 2004 results on various financial statement categories:

	Original 2004	Change	2004 (Restated)
Statement of Net Assets Available for Benefits
Employer’s contributions receivable	$5,904,097	$16,971,174	$22,875,271
Total receivables	7,486,730	16,971,174	24,457,904
Total assets	720,454,697	16,971,174	737,425,871
Net assets available for benefits	720,405,497	16,971,174	737,376,671

Statement of Changes in Net Assets Available for Benefits
Employer’s contributions	$64,650,362	$703,902	$65,354,264
Total additions	216,087,306	703,902	216,791,208
Net increase	159,062,880	703,902	159,766,782
Beginning of year net assets available for benefits	561,342,617	16,267,272	577,609,889

Note 4—Investments

The Plan’s investments are held in a trust fund administered by the Trustee. The fair values of the following individual investments represented 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	December 31
	2005	2004
Capital One Pooled Company Stock Fund	$165,249,779	$169,590,680
RiverSource Trust Equity Index Fund I	159,064,845	—
Invesco Stable Value Fund	97,363,302	—
Hotchkis and Wiley Large Cap Value Fund	89,154,745	—
Templeton Foreign Fund	66,268,183	50,363,348
AIM Constellation Fund	57,916,840	55,052,202
Dodge & Cox Balanced Fund	57,166,188	40,284,705
Harbor Small Cap Value Fund	39,898,305	—
American Express Trust Money Market Fund II	—	80,284,719
American Express Trust Equity Index Fund I	—	155,323,296
Davis New York Venture (A)	—	74,422,104

Note 5—Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7—Transactions with Parties-in-Interest

The Plan had invested $ 165,249,779 and $169,590,680, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2005 and 2004, respectively. In addition during 2004, certain Plan investments included shares of mutual funds managed by the Trustee. Such investments had a fair market value at December 31, 2004 of $257,172,080. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exists, respectively.

Note 8—Subsequent Event

Effective January 1, 2006 all employees of Onyx Acceptance Corporation (a specialty auto loan originator which was acquired by the Corporation during the first quarter of 2005) who were eligible participants of the Onyx Acceptance Corporation 401(k) Plan (the “Onyx Plan”) became eligible participants in the Plan. Additionally, effective January 15, 2006 the Plan accepted the transfer of all assets and liabilities attributable to participants of the Onyx Plan. Net Assets of $17,018,828 were transferred from the Onyx Plan.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party.	Description of investment, including maturity date, rate of interest, collateral, par or maturity value.
	Shares/Rate	Current value
Capital One Pooled Company Stock Fund*	1,587,749	165,249,779

Registered Investment Companies:
RiverSource Trust Equity Index Fund I	4,073,364	159,064,845
Invesco Stable Value Fund	9,525,810	97,363,302
Hotchkis and Wiley Large Cap Value Fund	3,808,404	89,154,745
Templeton Foreign Fund	5,226,197	66,268,183
AIM Constellation Fund	2,338,185	57,916,840
Dodge & Cox Balanced Fund	702,805	57,166,188
Harbor Small Cap Value Fund	2,012,017	39,898,305
STI Classic Small Cap Growth Stock Fund	1,020,652	21,403,079
PIMCO Total Return Fund	1,535,181	16,119,407

		604,354,894

Participant Notes Receivable*	4.00% - 10.291%	19,199,663

Total		788,804,336

*	Parties-in-interest

Note: Historical Cost is not required to be presented as all investments are participant directed.